ASPEN GROUP RESOURCES CORPORATION AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEET

September 30, 2006   (Unaudited)

(Expressed in US Dollars)

	September 30, 2006 (unaudited)	December 31, 2005 (audited)
ASSETS
Current Assets
Cash	$227,102	$3,602
Cash - restricted	1,000,000	1,000,000
Accounts receivable net of allowances
Trade	1,909,731	1,640,630
Other	59,863	109,435
Material and supplies inventory	53,461	326,573
Prepaid expenses	85,367	32,000
Assets held for resale	627,620	600,390
Total current assets	3,963,144	3,712,630

Proved Oil & Gas Properties (full cost method)
net of accumulated depletion of $20,807,214 and $19,404,018	8,220,634	6,679,977

Property and Equipment
net of accumulated depreciation of $2,369,608 and $2,274,260	553,275	655,337

Other Assets
Notes receivable and prepaids	435,488	44,584

Total Assets	$13,172,541	$11,092,528

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities
Accounts payable	$6,504,084	$2,767,071
Net liabilities of discontinued operations	192,360	192,359
Accrued expenses	200,000	353,400
Notes payable - banks	543,130	-
Current maturities of long-term debt	31,124	31,770
Total current liabilities	$7,470,698	$3,344,600

Long-Term Debt, less Current Maturities	202,101	225,131

Asset Retirement Obligations	927,011	866,749

Deferred income taxes	-	-

Stockholders’ Equity
Preferred stock, no par value, authorized-unlimited, issued – none
Common stock, no par value, authorized-unlimited,
issued 74,763,037 shares in 2006 and 74,763,307 in 2005	63,769,721	63,769,721
Less treasury stock – at cost	(97,798)	(97,798)
Foreign currency translation adjustment	(245,565)	(277,987)
Accumulated deficit	(58,853,627)	(56,737,888)
Total stockholders’ equity	4,572,731	6,656,048

Total Liabilities and Stockholders’ Equity	13,172,541	11,092,528

      “signed Robert Calentine”

“signed Allan Thorne”

Robert L. Calentine, Director and CEO

Allan C. Thorne, CFO

See accompanying notes to these unaudited consolidated financial statements

ASPEN GROUP RESOURCES CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(Unaudited)

(Expressed in US Dollars)

	Period from July 1, 2006 to Sept 30, 2006 (unaudited)	Period from July 1, 2005 to Sept 30, 2005 (unaudited)	Period from January 1, 2006 to Sept 30, 2006 (unaudited)	Period from January 1, 2005 to Sept 30, 2005 (unaudited)

REVENUE:
Oil and gas sales (net of royalties)	$519,189	$860,577	$1,778,212	$2,043,083
Product and service revenues	374,561	291,441	988,873	619,547
Other income	17,136	-	36,344	26,860
Total revenue	$910,886	$1,152,018	$2,803,429	$2,689,490

EXPENSES:
Oil and gas production	$305,925	$268,391	$926,793	$784,941
Operating expenses	272,438	217,264	749,419	499,572
General and administrative	544,991	1,249,143	1,731,416	2,674,222
Depreciation, depletion and accretion expense	548,778	306,708	1,521,445	903,836
Stock issued compensation	-	-	-	419,309
Total expenses	$1,672,132	$2,041,506	$4,929,073	$5,281,880

EARNINGS (LOSS) FROM OPERATIONS	$(761,246)	$(889,488)	$(2,125,644)	$(2,592,390)

OTHER
Interest and financing expense	(7,609)	(7,491)	(19,254)	(33,158)
Recovery of income taxes	29,160	-	29,160	-

NET EARNINGS (LOSS)	$(739,695)	$(896,979)	$(2,115,738)	$(2,625,548)

NET EARNINGS (LOSS) PER SHARE	$(0.01)	$(0.01)	$(0.03)	$(0.04)

WEIGHTED AVERAGE SHARES	74,763,037	74,335,896	74,763,037	74,335,896

See accompanying notes to these unaudited consolidated financial statements

ASPEN GROUP RESOURCES CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

 (Unaudited)

(Expressed in US Dollars)

	Period from July 1, 2006 to Sept 30, 2006 (unaudited)	Period from July 1, 2005 to Sept 30, 2005 (unaudited)	Period from January 1, 2006 to Sept 30, 2006 (unaudited)	Period from January 1, 2005 to Sept 30, 2005 (unaudited)

CASH FLOWS FROM OPERATING ACTIVITIES
Net earnings (loss)	$(739,696)	$(896,979)	$(2,115,739)	$(2,625,548)
Adjustments to reconcile net earnings (loss) to net cash provided by (used in) operating activities:
Stock based compensation	-	-	-	419,309
Depreciation and depletion	517,951	299,543	1,475,643	882,339
Accretion Expense	7,926	7,491	22,901	21,823
Cash flow from operations	$(213,819)	$(589,945)	$(617,195)	$(1,302,077)

Change in assets and liabilities net of effects from:
Accounts receivable	(591,661)	489,519	(269,101)	1,279,438
Materials and supplies inventory	(6,036)	-	273,112	(279,148)
Accounts payable and accrued liabilities	3,341,672	672,271	3,730,520	(261,228)
Prepaid expenses	(452,639)	90,001	(449,139)	85,512
Other	(86,119)	(427)	22,342	(427)
Net cash provided by operating activities	$1,991,398	$661,419	$2,690,539	$(477,930)

CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from sale of equipment	$-	$-	$-	$16,617
Proceeds from sale of oil and gas properties	-	-	2,131,240	-
Exploration and development cost capitalized	(2,360,562)	(1,515,124)	(5,067,544)	(3,265,987)
Acquisitions of office furniture and equipment	-	-	(835)	-
Other assets	-	(41,000)	-	(41,000)
Net cash provided by (used by) investing activities	$(2,360,562)	$(1,556,124)	$(2,937,139)	$(3,290,370)

CASH FLOWS FROM FINANCING ACTIVITIES
Bank loan advances	$403,440	$-	$493,130	$-
Sale of common stock	-	-	-	994,803
Repayment of notes payable and long-term debt	(11,778)	(377,692)	(23,030)	(732,207)
Net cash provided by (used by) financing activities	$391,662	$(377,692)	$470,100	$262,596

NET INCREASE (DECREASE)	$22,498	$(1,272,397)	$223,500	$(3,505,704)

CASH AND CASH EQUIVALENTS - BEGINNING OF PERIOD	204,604	2,762,878	3,602	4,996,185

CASH AND CASH EQUIVALENTS - END OF PERIOD	$227,102	$1,490,481	$227,102	$1,490,481

SUPPLEMENTAL INFORMATION - CASH PAID INTEREST	$8,063	$7,491	$19,708	$33,158

See accompanying notes to these unaudited consolidated financial statements

ASPEN GROUP RESOURCES CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

(Expressed in US Dollars)

NATURE OF BUSINESS AND BASIS OF PREPARATION AND PRESENTATION

Nature of Business

Aspen Group Resources Corporation is an independent energy company engaged in the acquisition, development, and exploration of oil and gas properties with a geographic focus in major oil and gas producing regions in the United States and Canada.

Financial Statement Presentation

The unaudited consolidated financial statements of Aspen Group Resources Corporation and its subsidiaries (collectively the "Company" or "Aspen") included herein have been prepared by Aspen without audit.  Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted U. S. accounting principles have been condensed or omitted, since Aspen believes that the disclosures included are adequate to make the information presented not misleading.  In the opinion of Management, the Condensed Consolidated Financial Statements include all adjustments consisting of normal recurring adjustments necessary to present fairly the financial position, results of operations and cash flows as of the dates and for the periods presented.  These Condensed Consolidated Financial Statements should be read in conjunction with the Consolidated Financial Statements and the notes thereto included for the fiscal year ended December 31, 2005.

Restricted Cash

During the period the Company was required to continue to keep in place a $1.0 million bond along with a court of appeal application to appeal a lawsuit decision.  The bond issuer required $1.0 million cash as collateral.

EARNINGS PER SHARE

Diluted earnings per share for the nine month period ending September 30, 2006 and 2005 are the same as basic earnings per share because the exercise of potentially dilutive securities would not have an effect.

COMMON STOCK ISSUED

	2006		2005
	Number of Shares	Amount	Number of Shares	Amount
Balance, beginning of period	74,763,037	$63,769,721	71,203,307	$62,656,769
Transactions during the period
Private Placement
Exercised Purchase Warrants	-	$-	3,560,000	$963,072
Issued for Stock Based Compensation	-	-	-	149,880

Balance, end of period	74,763,037	$63,769,721	74,763,037	$63,769,721

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ASPEN GROUP RESOURCES CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

(Expressed in US Dollars)

OPERATIONS

The Company's operations for the nine month periods are carried on in the following geographic locations:

	US	Canada	Total
September 30, 2006
Total assets	1,769,849	11,402,692	13,172,541
Gross revenue	1,025,259	1,778,170	2,803,429
Net earnings (loss)	(1,090,705)	(1,025,033)	(2,115,738)
Earnings per share (loss)	(0.02)	(0.01)	(0.03)

September 30, 2005
Total assets	5,387,780	6,206,241	11,594,021
Gross revenue	646,407	2,043,083	2,689,490
Net earnings (loss)	(2,901,671)	276,123	(2,625,548)
Earnings (loss) per share	(0.04)	(0.00)	(0.04)

OTHER INFORMATION

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995:

Certain statements in this filing, and elsewhere (such as in other filings by Aspen Resources with the Commission, press releases, presentations by Aspen Resources Corporation or its management and oral statements) constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Aspen Resources Corporation to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.  Such factors include, among other things, (i) significant variability in Aspen’s quarterly revenues and results of operations as a result of variations in the Aspen’s production in a particular quarter while a significant percentage of its operating expenses are fixed in advance, (ii) changes in the prices of oil and gas, (iii) Aspen’s ability to obtain capital and (iv) other risk factors commonly faced by small oil and gas companies.

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